August 9, 2005

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FLORIDA 33602-5810

P.O. BOX 3391

TAMPA, FLORIDA 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

037203-0102

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:    Division of Corporation Finance,

            Albert Lee

    Re: Initial Public Offering of Accentia Biopharmaceuticals, Inc.

           File No. 333- 122769

Gentlemen:

We are special securities counsel to Accentia Biopharmaceuticals, Inc. (the “Company”) in connection with the Company’s proposed initial public offering of shares of its common stock (the “Public Offering”). As discussed by telephone with Mr. Lee, due to market conditions, the Company has been unable to complete the planned Public Offering within the originally anticipated timeframe and with the originally anticipated amount of gross offering proceeds. While the Company is proceeding toward the completion of the Public Offering, there is no assurance as to when the Company will be able to complete the transaction, and the Public Offering will likely be significantly smaller than previously anticipated.

Prior to the completion of the offering, the Company desires to enter into a credit facility with Hopkins Capital Group II, LLC (“Hopkins”) under which Hopkins would provide between $7.5 million and $10.0 million in borrowing availability to the Company on an unsecured basis. As described in more detail below, Hopkins is an affiliate of the Company that is controlled by the Company’s founder, Chairman, and Chief Executive Officer. Under the proposed credit facility, approximately $5.0 million of the borrowing availability would be funded immediately, while additional fundings, if any, would be made at a later date. It is proposed that the note evidencing this credit facility (the “Facility Note”) would be convertible at the option of Hopkins into shares of the Company’s common stock at a price equal to $9.00 per share, or, if greater, the initial public offering price of the Company’s common stock. Any loan balance outstanding at the time of the Public Offering would be automatically converted into common stock upon the closing of the Public Offering. The shares of common stock issuable upon the conversion of the note would be “restricted securities” within the meaning of Rule 144 under the Securities Act. It is anticipated that the Hopkins credit facility would bear interest at a rate equal to the greater of the prime rate plus 4% or 10% per annum.

BRUSSELS CHICAGO DENVER	DETROIT JACKSONVILLE LOS ANGELES MADISON	MILWAUKEE ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Securities and Exchange Commission

August 9, 2005

The credit facility with Hopkins would be established simultaneously with a $5.0 million increase in the size of a preexisting $10.0 million credit facility that the Company currently has with Laurus Master Fund, Ltd. The credit facility with Laurus Master Fund, which was entered into in April 2005, is described in detail on pages 71-73 of Amendment No. 6 to the Company’s Registration Statement on Form S-1. The establishment of the credit facility with Hopkins would be a condition precedent to the expansion of the Laurus credit facility. It is currently contemplated that the Hopkins credit facility would terminate and become due on the second anniversary of the commencement date of the Hopkins credit facility, and the credit facility could be prepaid by the Company at any time, although the Hopkins credit facility would be subordinate to the Laurus credit facility and other Company credit facilities in right of payment.

Before entering into the above-described credit facility with Hopkins, the Company wishes to supplementally provide the Staff with its analysis under the federal securities laws regarding why the the offer and sale of the Facility Note to Hopkins should not be integrated with the offer and sale of the Company’s common stock under its registration statement for the Public Offering. Please be advised that, if the above-described credit facility with Hopkins is consummated, it will of course be fully described in the next amendment to the Company’s registration statement, and the documents pertaining thereto will be included as exhibits to the next amendment.

Information regarding Hopkins. Hopkins is a limited liability company that provides venture capital funding for healthcare companies, and Dr. Francis E. O’Donnell is the sole managing director and largest equity holder in Hopkins. Dr. O’Donnell is the founder, Chairman of the Board, Chief Executive Officer, and largest stockholder of the Company. The other equity owners of Hopkins are or will be:

•	Dr. Dennis L. Ryll, who is a founder and director of the Company. Mr. Ryll is also the settlor of the “MOAB” trusts, which are collectively the third-largest stockholder of the Company at the current time;

•	Ronald L. Osman, who is one of the original investors in the Company and currently the fourth largest stockholder in the Company;

•	Alan M. Pearce, a director and the Chief Financial Officer of the Company since August 2004; and

•	James A. McNulty, the former Chief Financial Officer of the Company, a former director of the Company, and the current Treasurer and Secretary of the Company.

Each of the foregoing individuals (the “Hopkins Principals”) is an “accredited investor” within the meaning of Rule 501 of Regulation D, and each has been intimately involved with the Company for a significant period of time prior to the filing of the Company’s registration statement for the Public Offering. Each of these individuals is thoroughly familiar with the Company’s business, operations, history, results of operations, and financial condition.

Securities and Exchange Commission

August 9, 2005

Integration Analysis. The Company has concluded, and we concur, that the Facility Note that would be issued by the Company to Hopkins in connection with the proposed credit facility should not be integrated with the Company’s proposed Public Offering. This position is based upon the principles that the Commission has enunciated from time to time regarding the integration doctrine, as set forth in more detail below.

1. Policy Underlying Registration Requirement. We believe that integration of the Company’s Public Offering and the Facility Note would not serve the basic policies behind the Securities Act registration requirement, which is to protect investors by providing them with full and fair disclosure concerning the securities being sold, thus enabling them to make informed investment decisions. (See Preamble of the Securities Act and Preliminary Note to Rule 144 promulgated thereunder). Registration of the Facility Note is clearly not necessary to protect the Hopkins Principals, who are very sophisticated accredited investors that have full and unlimited access to all due diligence information regarding the Company. As such, with respect to the offer and sale of the Facility Note, the Hopkins Principals clearly are capable of fending for themselves and do not need the protections afforded by registration under the Securities Act. In fact, in light of the history and position of the Hopkins Principals with the Company, it would be difficult to identify a potential investor that would need the protections of registration any less than the Hopkins Principals.

2. No General Solicitation / Valid Private Placement. The offer and sale of the Facility Note would not involve any form of general solicitation by the Company, particularly in light of the fact that the Hopkins Principals are either founders of the Company or have a significant and lengthy preexisting relationship with the Company. It is clear that the Company has not used the public offering process as a means for soliciting an investment by Hopkins or the Hopkins Principals in the Facility Note. Because each of the Hopkins Principals is an “accredited investor,” the offer and sale of the Facility Note to Hopkins would be a valid private placement and would easily satisfy the requirements of Rule 506 of Regulation D. The agreements relating to the proposed Hopkins credit facility will state that the Facility Note and the common stock issuable upon the conversion thereof are being acquired for Hopkins’ own account and for investment purposes only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution. In addition, in such agreements, Hopkins would acknowledge that the securities issued in connection with such credit facility are all restricted securities and may not be sold or offered for sale in the absence of an effective registration statement or an opinion of counsel reasonably satisfactory to the Company that registration is not required.

3. Five-Factor Analysis. The Company believes that its conclusion regarding the non-integration of the Facility Note with the Public Offering is supported by the five-factor analysis contained in Securities Act Release No. 33-4552 (November 6, 1962) (the “Release”). The five factors discussed in the Release are “whether (1) the different offerings are part of a single plan of financing, (2) the offerings involve issuance of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, (5) the offerings are made for the same general purpose.” In analyzing the five factors set forth in the Release, SEC no-action letters and other authority do not indicate clearly how many factors must be present in order for offerings to be integrated, nor do they indicate in any definitive way the relative weight to be given to each factor.

Securities and Exchange Commission

August 9, 2005

It is clear, however, that all factors need not be absent in order to justify non-integration. See, e.g., Black Box, Inc. (June 26, 1990); Pacific Physician Servs., Inc. Aug. 20, 1985); Delorean Motor Co. (Sept. 15, 1977); Pacific Resources, Inc. (Aug. 13, 1976). In the case of the proposed credit facility with Hopkins, the Company believes that the application of the five factors militates against integration, as follows:

•	The proposed Hopkins credit facility and Public Offering are not a single plan of financing, as the two transactions are not interdependent. The Hopkins credit facility is not dependent on the completion of the Public Offering, and the Public Offering is not dependent on the credit facility. The Hopkins credit facility is also a different plan of financing from the Public Offering because the method of the offering and the security offered are different, as described elsewhere in this letter.

•	The Facility Note would be a different security than the shares of common stock offered in the Public Offering. Although the Facility Note will be convertible into common stock of the Company, the Facility Note would be mandatorily convertible upon the closing of the Public Offering. In addition, the conversion right of Hopkins under the credit facility could be preempted by the prepayment of the credit facility by the Company. In addition the shares of common stock issuable upon the conversion of the Facility Note will be “restricted securities” under the Securities Act. These factors make the Facility Note materially different than the shares of common stock issuable in the Company’s proposed Public Offering.

•	The offer and sale of the Facility Note and the Public Offering will not occur at the same time. If the Hopkins credit facility is consummated, then it will be described in the next amendment to the Company’s registration statement for the Public Offering and in the preliminary prospectus that will be circulated in connection with the Public Offering. Accordingly, the distribution of the preliminary prospectus and future road show presentations will not occur until after the closing of the Hopkins credit facility, and indeed there is no assurance that these subsequent events will occur within a short time after the credit facility is consummated, if at all. Although the Company plans to file an amendment to its registration statement for the Public Offering as soon as possible (hopefully sometime next week), the completion of the public offering would not occur for, at the earliest, at least a few more weeks.

•	The proposed credit facility with Hopkins and the Public Offering will not be for the same general purpose. The purpose of the Hopkins credit facility will be to enable the Company to support existing debt obligations and maintain its current operations, while the proceeds from the Public Offering will be used to fund the future anticipated growth of the Company and the acceleration of clinical trials.

Securities and Exchange Commission

August 9, 2005

•	With respect to the 4th factor described in the Release (i.e., the type of consideration received in the offerings), although the Company will receive cash from both transactions, we believe, in light of the totality of the facts and circumstances, that the other factors relating to the transactions (including the nature of the offerees, the manner of the offer, and the type of security being offered) are sufficient to conclude that the transactions should not be integrated.

4. Discussion of Black Box and Squadron Ellenoff No-Action Letters. The Company has considered the applicability of the principles set forth in the Commission’s No-Action Letters to Black Box Incorporated, dated June 26, 1990 (“Black Box”), and to Squadron, Ellenoff, Pleasant & Lehrer, dated February 28, 1992 (“Squadron Ellenoff”). In Black Box, the Division of Corporate Finance stated that it would not recommend an enforcement action to integrate a private placement with a proposed initial public offering under circumstances where the private placement was restricted to qualified institutional buyers and a limited number of accredited institutional investors. In Squadron Ellenoff, the Division of Corporate Finance indicated that it interprets the position set forth in Black Box to be limited to situations where the private offering is to persons who are “qualified institutional buyers” within the meaning of Rule 144A and no more than two or three large institutional accredited investors. In Black Box and Squadron Ellenoff, the Staff took a no action stance based on a “policy position” that requiring registration would not further the purposes of the Securities Act registration requirement. As noted by the Staff in Squadron Ellenoff, “the staff’s position with respect to integration of the Block Box registered initial public offering and a simultaneous unregistered offering by Black Box of convertible debentures . . . was a policy position taken primarily in consideration of the nature and number of the offerees.” With respect to the proposed credit facility with Hopkins, although Hopkins is not a “qualified institutional buyer,” Hopkins, is certainly an accredited investor that can fend for itself. As discussed above, it is clear that in light of the “nature and number of the offerees” involved with the Hopkins Credit Facility (i.e., no more than five individuals, each of whom is a founder or long-time insider), requiring registration of the Facility Note would not further the purposes of the Securities Act registration requirements. Accordingly, we believe that the proposed credit policy with Hopkins properly falls within the policy rationale of Squadron Ellenoff.

* * *

Securities and Exchange Commission

August 9, 2005

Based on the foregoing analysis, the Company does not believe that the offer and sale of the Facility Note in connection with the proposed Hopkins credit facility should be integrated with the Company’s proposed initial Public Offering. If you have any questions regarding this analysis, please do not hesitate to contact the undersigned at telephone number (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely